

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

December 1, 2015

Via E-Mail
Jeffrey B. McGroarty
Senior Vice President and Chief Financial Officer
Safeguard Scientifics, Inc.
170 North Radnor-Chester Road, Suite 200
Radnor, PA 19087

>   **Re: Safeguard Scientifics, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2014**
>   **Filed March 6, 2015**
>   **File No. 1-5620**

Dear Mr. McGroarty:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Item 1A. Risk Factors

We may have to buy, sell or retain assets when we would otherwise not wish to do so…, page 13

1.   Please provide to us your analysis supporting your conclusion that you are in compliance with the 40% Test. We note as of September 30, 2015 your Ownership interests in and advances to partner companies comprised approximately 58% of total assets.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
    Commodities